UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Under the Securities Exchange Act of 1934

China Ceramics Co., Ltd.

(Name of Issuer)

COMMON STOCK ($0.001 PAR VALUE PER SHARE)
&
ORDINARY SHARES, no par value

(Title of Class of Securities)

G2113X100

 (CUSIP Number)

Stephen S. Taylor
c/o Taylor Asset Management, Inc.
714 S. Dearborn St. 2nd Floor
Chicago, IL 60605
Phone # (310) 704-1290

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2010

 (Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G2113X100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Taylor Asset Management, Inc. FEIN # 26-044-8554
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 393,400 shares(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 393,400 shares(1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,400 shares(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(3)
12	TYPE OF REPORTING PERSON IA

(1) Mr. Stephen S. Taylor may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Taylor International Fund, Ltd. (“TIF”).  Mr. Taylor is the Chairman of Taylor Asset Management Inc. (“TAM”), which is the Investment Manager of TIF.  The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(2) The shares directly beneficially owned by TAM consist of share purchase warrants (the “Warrants”).   Each Warrant entitles TAM to purchase one share of the China Ceramics Co., Ltd.’s (the “Issuer”) common stock (the “Common Stock”). The Warrants are exercisable, in whole or in part, at an exercise price equal to $7.50 per share.

(3) Based on 10,164,298 outstanding shares of the Common Stock, which is the total number of the Common Stock issued and outstanding as reported in the Issuer’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on June 24, 2010.

Cusip No. G2113X100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stephen S. Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 393,400 shares (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 393,400 shares (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,400 shares (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(3)
12	TYPE OF REPORTING PERSON IN;IA

 (1) Mr. Taylor is the Chairman of Taylor Asset Management Inc., which is the Investment Manager of Taylor International Fund, Ltd.  The filing of this Statement and any future amendment by Mr. Taylor, and the inclusion of information herein and therein with respect to Mr. Taylor, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(2) The shares consist of share purchase warrants (the “Warrants”).   Each Warrant entitles TAM to purchase one share of the China Ceramics Co., Ltd.’s (the “Issuer”) common stock (the “Common Stock”). The Warrants are exercisable, in whole or in part, at an exercise price equal to $7.50 per share.

(3) Based on 10,164,298 outstanding shares of Common Stock, which is the total number of Common Stock issued and outstanding as reported in the Issuer’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on June 24, 2010.

SCHEDULE 13G/A

Item 1. Name & Address of Issuer

(a)-(b)  This Schedule 13G/A relates to China Ceramics Co., Ltd., (the “Issuer”).  The principal executive offices of the Issuer are located at Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, People’s Republic of China.

Item 2. Identity and Background.

(a)-(c) This Schedule 13G/A is filed by Taylor Asset Management, Inc. (“TAM”) and Mr. Stephen S. Taylor, its Chairman (together with TAM, the “Reporting Party”).  TAM is an Illinois corporation located at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605.  Mr. Taylor, a citizen of the United States of America, has a business address at 714 S. Dearborn Street, 2nd Floor Chicago, IL 60605.

(d) Title Class of Securities:

Issuer’s common stock: (0.001 par value per share) (the “Common Stock”)

Ordinary shares, no par value (the “Shares”)

(e) CUSIP No.: G2113X100

Item 3.

N/A

Item 4. Ownership

(a)         Mr. Taylor may be deemed to hold an indirect beneficial interest in 393,400 shares of the Issuer, which are directly beneficially owned by the Reporting Party.  The Reporting Party beneficially owns 393,400 Shares underlying share purchase warrants (the “Warrants”).  Each Warrant entitles TAM to purchase one share of the Issuer’s Common Stock.  The Warrants are exercisable, in whole or in part, at an exercise price equal to $7.50 per share.

(b)           The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon the quotient of (i) 10,164,298 shares of Common Stock issued and outstanding as reported in the Issuer’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on June 24, 2010, and (ii) the number of Shares issuable upon exercise of the Warrants held by such reporting person.

Item 5.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of Members of the Group

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2010

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Chairman

STEPHEN S. TAYLOR

By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A	Joint Filing Agreement dated July 8, 2010 by Taylor International Fund, Ltd. and Stephen S. Taylor.

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 8th day of July, 2010, by and among Taylor International Fund, Ltd. and Stephen S. Taylor.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Quest Resource Corporation that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

TAYLOR INTERNATIONAL FUND, LTD.

By:	Taylor Asset Management, Inc.
its Investment Manager

By:	/s/ Stephen S. Taylor
Stephen S. Taylor, Chairman

STEPHEN S. TAYLOR

By	/s/ Stephen S. Taylor
Stephen S. Taylor, Individually